Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. (the “Company”)

鑫苑地产控股有限公司

UNANIMOUS WRITTEN RESOLUTION OF THE BOARD OF DIRECTORS OF THE

COMPANY MADE ON September 3, 2025

董事会2025年 9 月 3日书面一致决议

The undersigned, being the directors (collectively, “Directors”, each a “Director”) of board of Directors (“Board”) of the Company acting by written resolutions without a meeting DO HEREBY CONSENT to the adoption of the following resolutions.

董事以书面一致决议的形式批准下列决议。

1.	IT IS NOTED that in light of the confidence in the Company’s long-term intrinsic value, the Board of Directors has reviewed and approved the continuation of the Company’s share repurchase program to further enhance shareholder returns.

鉴 于对公司长期价值的信心，经公司董事会审议，公司计划继续开展股票回购计划，以更好的提升股东回报。

(Signature page to follow, 以下无正文，为签字页)

We, the undersigned, being the Directors, hereby consent to the passing of the foregoing resolution with effect from the date of these resolutions:

我们，以下签字人，作为董事，特此同意自这些决议之日起通过上述决议：

/s/ Yong ZHANG	/s/ Yuyan YANG
Yong ZHANG 张勇	Yuyan YANG 杨玉岩

/s/ Fei XIE	/s/ Haifei HE
Fei XIE 谢菲	Haifei HE 贺海飞

/s/ Yong CUI	/s/ Frank LI
Yong CUI 崔勇	Frank LI 李轶梵

Ji LUO 罗辑